                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ---)<F*>


                                  NEWCOR, INC.
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                                (Name of Issuer)

                             COMMON, $1.00 par value
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                         (Title of Class of Securities)

                                    651186108
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                                 (CUSIP Number)

EXX Inc.                    David A. Segal            COPY TO: Thomas A. Litz, Esq.
1350 East Flamingo Road     1350 East Flamingo Road            Thompson Coburn LLP
Suite 689                   Suite 689                          One Mercantile Center
Las Vegas, Nevada  89119    Las Vegas, Nevada  89119           St. Louis, Missouri 63101
(702) 598-3223              (702) 598-3223                     (314) 552-6000

-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 19, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                        Page 2 of 9 Pages
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                                  SCHEDULE 13D

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 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       EXX INC.

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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) / /

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 3  SEC USE ONLY


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 4  SOURCE OF FUNDS<F*>

       WC

-----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                              / /

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       Nevada

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                 7  SOLE VOTING POWER

  NUMBER OF           -0-
    SHARES      -------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH             596,300
   REPORTING    -------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH
                      -0-
                -------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      596,300
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      596,300
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES<F*>                                                         / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.12%<F*>
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14  TYPE OF REPORTING PERSON<F*>

      CO
-----------------------------------------------------------------------------
[FN]
                      <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                    -------------------------
                                                        Page 3 of 9 Pages
                                                    -------------------------

                                  SCHEDULE 13D

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 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David A. Segal

-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
                                                                   (a) / /
                                                                   (b) / /

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  SOURCE OF FUNDS<F*>

       PF

-----------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                              / /

-----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

-----------------------------------------------------------------------------
                 7  SOLE VOTING POWER

  NUMBER OF           24,000
    SHARES      -------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
   OWNED BY
     EACH             596,300
   REPORTING    -------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH
                      24,000
                -------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      596,300
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      620,300
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES<F*>                                                         / /

-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.6%<F*>
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON<F*>

      IN
-----------------------------------------------------------------------------
[FN]
                      <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                        Page 4 of 9 Pages
                                                    -------------------------


ITEM 1.   SECURITY AND ISSUER:

    This Schedule 13D relates to the common stock, $1.00 par value (the "Newcor Common Stock"), of Newcor, Inc., a Delaware corporation ("Newcor"). The address of the principal executive offices of Newcor is 1825 S. Woodward Avenue, Suite 240, Bloomfield Hills, Michigan 48302-0574.

ITEM 2.   IDENTITY AND BACKGROUND:

    This Schedule 13D is being filed by EXX Inc., a Nevada corporation ("EXX"), and David A. Segal, Chief Executive Officer and majority shareholder of EXX. As majority shareholder of EXX, Mr. Segal may be deemed to be the indirect beneficial holder of the shares of Newcor reported herein.

EXX Inc.
--------

    (a)   Name:  EXX INC.

    (b) Business address: 1350 East Flamingo Road, Suite 689, Las Vegas, Nevada 89119.

    (c) Principal Business: EXX Inc. is a holding company engaged in the design production and sale of consumer goods in the form of "impulse toys," watches and kites; and electric motors and cable pressurization equipment for the telecommunications industry.

    (d) EXX and its officers and directors have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) EXX and its officers and directors have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

    (f)   State of Incorporation:  Nevada

David A. Segal
--------------

    (a)   Name:     David A. Segal

    (b) Business address: 1350 East Flamingo Road, Suite 689, Las Vegas, Nevada 89119.

    (c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted:

Chairman of the Board and Chief Executive Officer of EXX, the principal business of which is to

                                                    -------------------------
                                                        Page 5 of 9 Pages
                                                    -------------------------


act as a holding company engaged in the design production and sale of consumer goods in the form of "impulse toys," watches and kites; and electric motors and cable pressurization equipment for the telecommunications industry. The address of the principal executive offices of EXX is 1350 East Flamingo Road, Suite 689, Las Vegas, Nevada 89119.

    (d) Mr. Segal has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) Mr. Segal has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

    (f)   Citizenship:  United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

    EXX Inc. purchased 596,300 shares of Newcor Common Stock using cash on hand. David A. Segal obtained 24,000 of the shares of Newcor Common Stock with personal funds.

ITEM 4.   PURPOSE OF TRANSACTION:

    As part of its overall business strategy, EXX has historically identified and acquired or invested in underperforming or distressed businesses with a view to utilizing its turnaround strategies and expertise to improve operations and financial performance of the business, resulting in an increase in value. Consistent with such strategy, EXX has purchased and held the shares of Newcor Common Stock reported hereby. EXX currently intends to utilize the Newcor Common Stock reported by it to participate in a turnaround of Newcor's recent financial performance, possibly by consulting with management regarding appropriate turnaround strategies or by seeking to obtain control of Newcor. EXX does not have any definitive plan at this time with respect to the manner in which it intends to participate in a turnaround in Newcor's financial performance. However, in seeking to optimize its investment in Newcor, EXX's strategy may, depending on market conditions and other factors, include seeking to obtain control of Newcor by commencing a tender offer for additional shares of Newcor Common Stock, soliciting proxies for the election of a slate of designees of EXX to the Board of Directors of Newcor, or other transaction or series of transactions which would result in the acquisition by EXX of control of Newcor. Mr. Segal purchased the shares of Newcor Common Stock reported hereby as a part of his personal investment portfolio. Mr. Segal intends to coordinate his future investment decisions with those of EXX.

    In addition, subject to availability at prices deemed favorable, EXX and Mr. Segal may acquire additional shares of Newcor Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. EXX and Mr. Segal also may dispose of shares of Newcor Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

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                                                        Page 6 of 9 Pages
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    Except as set forth herein, EXX and Mr. Segal have no oral or written agreements, understandings or arrangements for the purpose of acquiring, holding, voting or disposing of any securities of Newcor or otherwise with respect to Newcor.

    Although the foregoing represents the range of activities presently contemplated by EXX and Mr. Segal with respect to Newcor and the Newcor Common Stock, it should be noted that the possible activities of EXX and Mr. Segal are subject to change at any time. Except as set forth above or elsewhere in this Schedule 13D, EXX and Mr. Segal have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER:

    (a) EXX may be deemed to be the beneficial owner of 596,300 shares of Newcor Common Stock, representing 12.12% of the 4,920,834 shares of Newcor Common Stock issued and outstanding as of August 10, 1999. As the controlling shareholder of EXX, Mr. Segal may be deemed to share indirect beneficial ownership of the shares reported by EXX. Mr. Segal disclaims all such beneficial ownership to such shares owned by EXX. Mr. Segal owns 24,000 shares of Newcor Common Stock in his own name. Mr. Segal acknowledges beneficial ownership of these 24,000 shares.

    (b) EXX and Mr. Segal may be deemed to have shared voting and dispositive power with respect to 596,300 shares of Newcor Common Stock, representing 12.12% of the 4,920,834 shares of Newcor Common Stock issued and outstanding as of August 10, 1999. Mr. Segal has sole voting and disposition power with respect to 24,000 shares of Newcor Common Stock, representing 0.49% of the 4,920,834 shares of Newcor Common Stock issued and outstanding as of August 10, 1999.

    (c) Between October 18, 1999 and October 27, 1999, EXX made a total of sixteen acquisitions of Newcor Common Stock:

          (1) On October 18, 1999, EXX purchased 50,000 shares at $1.500 per share. The transaction was effected by Merrill Lynch on the open market.

          (2) On October 19, 1999, EXX purchased 3,000 shares at $1.375 per share. The transaction was effected by Merrill Lynch on the open market.

          (3) On October 19, 1999, EXX purchased 97,000 shares at $1.375 per share. The transaction was effected by Merrill Lynch on the open market.

          (4) On October 19, 1999, EXX purchased 150,000 shares at $1.437 per share. The transaction was effected by Merrill Lynch on the open market.

                                                    -------------------------
                                                        Page 7 of 9 Pages
                                                    -------------------------


          (5) On October 20, 1999, EXX purchased 272,000 shares at $1.437 per share. The transaction was effected by Merrill Lynch on the open market.

          (6) On October 21, 1999, EXX purchased 800 shares at $2.000 per share. The transaction was effected by Merrill Lynch on the open market.

          (7) On October 21, 1999, EXX purchased 1,000 shares at $1.875 per share. The transaction was effected by Merrill Lynch on the open market.

          (8) On October 21, 1999, EXX purchased 1,500 shares at $2.000 per share. The transaction was effected by Merrill Lynch on the open market.

          (9) On October 21, 1999, EXX purchased 1,500 shares at $2.000 per share. The transaction was effected by Merrill Lynch on the open market.

          (10) On October 21, 1999, EXX purchased 1,500 shares at $1.875 per share. The transaction was effected by Merrill Lynch on the open market.

          (11) On October 21, 1999, EXX purchased 1,700 shares at $2.000 per share. The transaction was effected by Merrill Lynch on the open market.

          (12) On October 21, 1999, EXX purchased 2,000 shares at $2.000 per share. The transaction was effected by Merrill Lynch on the open market.

          (13) On October 22, 1999, EXX purchased 1,700 shares at $2.125 per share. The transaction was effected by Merrill Lynch on the open market.

          (14) On October 25, 1999, EXX purchased 6,000 shares at $2.125 per share. The transaction was effected by Merrill Lynch on the open market.

          (15) On October 25, 1999, EXX purchased 1,600 shares at $2.00 per share. The transaction was effected by Merrill Lynch on the open market.

          (16) On October 27, 1999, EXX purchased 5,000 shares at $2.125 per share. The transaction was effected by Merrill Lynch on the open market.

                                                    -------------------------
                                                        Page 8 of 9 Pages
                                                    -------------------------


    Between October 13, 1999 and October 18, 1999, David A. Segal made a total of eight acquisitions of Newcor Common Stock:

          (1) On October 13, 1999, David A. Segal (IRA Account) purchased 1,500 shares at $1.625 per share. The transaction was effected by Merrill Lynch on the open market.

          (2) On October 13, 1999, David A. Segal (IRA Account) purchased 1,500 shares at $1.625 per share. The transaction was effected by Merrill Lynch on the open market.

          (3) On October 14, 1999, David A. Segal (IRA Account) purchased 3,000 shares at $1.750 per share. The transaction was effected by Merrill Lynch on the open market.

          (4) On October 14, 1999, David A. Segal (IRA Account) purchased 3,000 shares at $1.750 per share. The transaction was effected by Merrill Lynch on the open market.

          (5) On October 14, 1999, David A. Segal (IRA Account) purchased 5,000 shares at $1.750 per share. The transaction was effected by Merrill Lynch on the open market.

          (6) On October 14, 1999, David A. Segal (Personal Account) purchased 5,000 shares at $1.750 per share. The transaction was effected by Merrill Lynch on the open market.

          (7) On October 18, 1999, David A. Segal (Personal Account) purchased 2,000 shares at $1.625 per share. The transaction was effected by Merrill Lynch on the open market.

          (8) On October 18, 1999, David A. Segal (Personal Account) purchased 3,000 shares at $1.500 per share. The transaction was effected by Merrill Lynch on the open market.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

    None

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                                                        Page 9 of 9 Pages
                                                    -------------------------


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

    None.



                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 29, 1999                  EXX Inc.



                                        By: /s/ David A. Segal
                                           ----------------------------------
                                                David A. Segal, Chairman



    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated October 29, 1999                  /s/ David A. Segal
                                        -------------------------------------
                                            David A. Segal





[FN]
----------------------------------
<F*>Computational note:  Based upon 4,920,834 shares of Newcor Common Stock outstanding as of August 10, 1999.